UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2015

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-Held Corporation

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

MATERIAL FACT

Telefônica Brasil S.A. ("Company" or "Telefônica Brasil"), in the manner and for the purposes of CVM Instruction No. 358/02, as amended, and in addition to the Material Facts published on August 5, 2014, August 28, 2014, August 29 2014, September 18, 2014, March 26, 2015, and May 12, 2015 ("Material Facts"), hereby informs its shareholders and the market in general that, on this date, the General Shareholders’ Meeting of the Company ("GSM") approved the ratification of the Stock Purchase Agreement and Other Covenants, entered into by the Company, as Buyer, and Vivendi S.A. ("Vivendi") and its subsidiaries, Société d'Investissements et de Gestion 108 SAS ("FrHolding108") and Société d'Investissements et de Gestion 72 S.A., as Sellers ("Agreement"), whereby all the shares issued by GVT Participações S.A. ("GVTPar"), the controlling shareholder of Global Village Telecom S.A. ("GVT Operator", GVTPar and GVT Operator collectively referred to as "GVT"), were acquired by the Company ("Acquisition").

Therefore, as provided for in the Agreement, in consideration of the Acquisition, the Company paid a portion of the price in cash, receiving shares of GVTPar and GVT Operator, and another portion in shares, delivered to FrHolding108 due to the merger of GVTPar’s shares by the Company ("Merger of Shares"), representing 12% of the Company's share capital after the Merger of Shares.

Furthermore, Mr. Amos Genish, on this date, was elected Chief Executive Officer and member of the Board of Directors of the Company, pursuant to the Meeting of the Board of Directors and the GSM, respectively, both held on this date.

After the Merger of Shares and as a result of the Acquisition, the corporate structure of GVT and the Company will be as follows:

TELEFÔNICA BRASIL S.A.

Publicly-Held Corporation

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

Corporate structure of the Company and GVT as a result of the Acquisition.

With the completion of the acquisition of GVT by the Company, the Company's shareholding structure on this date is as follows:

	Common Shares	Preferred Shares	Total
Controlling Group	471,435,958	637,748,602	1,109,184,560
	82.47%	56.98%	65.59%
Vivendi Group	68,597,306	134,320,885	202,918,191
	12.00%	12.00%	12.00%
Other	31,610,953	347,271,219	378,882,172
	5.53%	31.02%	22.41%
Total of Shares	571,644,217	1,119,340,706	1,690,984,923

São Paulo, May 28, 2015.

Alberto Manuel Horcajo Aguirre

Investor Relations Officer

Telefônica Brasil – Investor Relations

Phone: +55 11 3430-3687

E-mail: ir.br@telefonica.com

Information available at www.telefonica.com.br/ir

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	May 28, 2015	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director